SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549
SCHEDULE TO
 (Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934
A&Q Equity Opportunity Fund LLC
(Name of Issuer)
A&Q Equity Opportunity Fund LLC
 (Name of Person(s) Filing Statement)
Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Michael Kim, Esq.
UBS Hedge Fund Solutions LLC
1285 Avenue of the Americas
New York, New York 10019
(888) 793-8637
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400
December 1, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE
Transaction Valuation: $54,952,079 (a)	Amount of Filing Fee: $5,533.67 (b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at 0.01007% of the Transaction Valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO relates to a tender offer by A&Q Equity Opportunity Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests in the Fund (the "Interests").  Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to 100% of the outstanding Interests that are tendered and not withdrawn prior to the end of the day on December 29, 2015, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.
ITEM 3.  Identity and Background of Filing Person.
(a)            The name of the filing person is A&Q Equity Opportunity Fund LLC.  The principal executive office of the Fund and UBS Hedge Fund Solutions LLC (the "Adviser") is located at 677 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428.  The Fund's Executive Officers are:  William J. Ferri, Principal Executive Officer; Dylan Germishuys, Principal Accounting Officer; and Frank S. Pluchino, Chief Compliance Officer.  The Fund's Directors are:  Virginia G. Breen; Meyer Feldberg; George W. Gowen; and Stephen H. Penman.  The address of the Fund's Executive Officers and Directors is c/o UBS Hedge Fund Solutions LLC, 677 Washington Boulevard, Stamford, Connecticut 06901.

ITEM 10.  Financial Statements.
(a)    (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:
Audited financial statements for the year ended December 31, 2013, previously filed with the SEC on Form N-CSR on March 7, 2014;
Audited financial statements for the year ended December 31, 2014, previously filed with the SEC on Form N-CSR on March 9, 2015; and
Unaudited financial statements for the six-month period ended June 30, 2014, previously filed with the SEC on Form N-CSR on September 4, 2015.
(2)    The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have shares, and consequently does not have earnings per share information.
(3)    Not applicable.
(4)    The Fund does not have shares, and consequently does not have book value per share information.
(b) The Fund's assets will be reduced by the amount of the Interests purchased in the tender offer.  Thus, income relative to assets may be affected by the tender offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.
ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A&Q EQUITY OPPORTUNITY FUND LLC

	By:	/s/ Dylan Germishuys
Name: Dylan Germishuys
Title: Authorized Signatory
December 1, 2015

EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.